Exhibit 99.1

Triterras Chairman and CEO Publishes Letter to Shareholders

Singapore, July 6, 2022 – Triterras Inc. (OTC Expert Market: TRIRF) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, today published a Letter to Shareholders from the Company’s Chairman and CEO, Srinivas Koneru. The letter can be accessed via the Insights section of Triterras’ website and is also attached to this release.

“I am proud to release this letter today as part of our continued effort in open and transparent communication with our shareholders,” said Chairman and CEO Srinivas Koneru. “The letter describes our progress, initiatives and goals that we anticipate will further our mission of creating value by providing a sustainable, digital, and comprehensive marketplace for the world’s Micro, Small and Medium Enterprise (MSME) supply chain participants and those who finance them.

“Our business has progressed materially over the past several years and we look forward to continued growth through enhancements to our KratosTM blockchain-enabled platform, further geographic expansion and expected normalization and recovery of the trade and trade finance industries. Additionally, we have made tremendous progress on implementing a comprehensive Governance Enhancement Plan to ensure an effective, reliable, transparent, consistent and sustainable infrastructure that operates with the utmost integrity. I would like to thank our shareholders, customers, employees and our Board of Directors, for their continued support and look forward to providing additional updates ahead on Triterras.”

About Triterras

Triterras is a global fintech company co-headquartered in Singapore and Dubai and leading innovator of inclusive finance solutions for the world's micro, small and medium enterprises (MSMEs). The company launched and operates Kratos™—one of the world’s largest digital financing platforms--to directly connect MSMEs with lenders online and source capital across commodity trading, supply chain, logistics, and ecommerce finance. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Such risk factors include but are not limited to the following: (a) a decline in general economic conditions or the global financial markets, including those caused by the Russian invasion of Ukraine, (b) losses caused by financial or other problems experienced by third parties, (c) losses due to unidentified or unanticipated risks, (d) a lack of liquidity (i.e., ready access to funds for use in our businesses), (e) the ability to attract and retain personnel, (f) litigation and regulatory issues, (g) competitive pressure, (h) an inability to generate incremental income from new or expanded businesses, (i) unanticipated effects to the commodities markets due to inclement weather or other disasters, (j) losses (whether realized or unrealized) on our principal investments, (k) the possibility that the Company is unable to successfully relist its securities on the Nasdaq Stock Market LLC or otherwise list our securities on the OTC or a national exchange, (l) the impacts of the COVID-19 pandemic, and (m) the risks and uncertainties set forth under “Risk Factors” in Triterras’ Form 20-F (SEC File No. 001-39693) filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 28, 2022 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made.  Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: ir@triterras.com

Gateway Investor Relations

Matt Glover and Jeff Grampp, CFA

(949) 574-3860

TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn, Office of Corporate Communications, Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com

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TRITERRAS, INC. Headquarters at 9 Raffles Place #23-04 Republic Plaza Singapore 048619	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

From the Office of Srinivas Koneru, Chairman and Chief Executive Officer

To Our Shareholders,

An innovative spirit and an entrepreneurial vision are central tenets to healthy, enduring business and, in turn, a thriving global economy.

At Triterras, we strive to continuously stay ahead of the market with solutions that make a difference. The core challenge is the same as it has always been—creating more value for the world’s supply chain and its Micro, Small and Medium Enterprise (MSME) participants. Our mission, to create value by providing a sustainable, digital, and comprehensive marketplace for the world’s MSME supply chain participants and those who finance them is of highest priority for us, and to a growing global population dependent on access to jobs, goods, and finance.

MSMEs play a significant role – accounting for 90% of businesses and 50% of jobs worldwide, according to the World Bank. In particular, MSMEs contribute up to 40% of national income (GDP) in emerging economies, which makes MSME trade development a high priority for many governments around the world. However, the protracted COVID-19 pandemic and ongoing social unrest present challenges to supply chain stability and growth potential.

The fintech landscape continues its rapid evolution that has defined this past decade. Triterras recognizes the impact advanced technologies have on transforming trade finance; but, as the world continues to change profoundly, so too must the way we deliver on that value proposition.

While most of our technology is not visible to our clients, we invest a great deal of human and financial capital on what’s “behind the curtain” to create a user-friendly platform to effectuate client growth, profitability and sustainability. 2022 has been a busy year expanding our products to keep pace with the changing requirements of the regulatory environment. As part of our progress in improving the technology of our Kratos platform, we have fully transitioned from the public Ethereum blockchain ledger to an AWS-managed Hyperledger blockchain and achieved ISO 27001:2013 certification.

We have also implemented a process we call “DevSecOps”, which is short for Development, Security and Operations. DevSecOps is an automated process that identifies security and scalability issues at every phase of the software development lifecycle from initial design through integration, testing and delivery. DevSecOps ties into our strategy of being an agile organization as it should allow us to reduce cycle times and costs in improving our Kratos platform.

Within the next year we anticipate that we will be announcing major platform enhancements and will introduce Kratos version 2.0 for an enhanced end-to-end trading lifecycle, made possible by our strategic partnership with no code/low code architecture firm, Unqork. Our longer-term goals include the application of advanced machine learning which we believe could provide significant automation to our users, especially lenders, in the machine-driven review and validation of information and data submitted on the platform. This could be particularly impactful as we work to expand our flagship products to include micro lending applications for lenders as we witness transaction sizes decrease, but the volume of transactions increase.

TRITERRAS, INC. Headquarters at 9 Raffles Place #23-04 Republic Plaza Singapore 048619	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

With investments of over $20 million over the last two years, we have remained laser focused on organic and inorganic growth of our business so we can deliver for our customers, our shareholders and our employees. Although industry challenges clearly have had an impact on Triterras’ clients and, in turn, on our financial results, we view the current fiscal year as a “reset” year as the industry recovers from its unprecedented challenges and Triterras continues to execute our robust business development initiatives in the face of these headwinds.

As part of our announced M&A strategy, we successfully closed on the transaction to acquire Invoice Bazaar in May 2021. Invoice Bazaar is expected to facilitate a more rapid scaling of our company’s supply chain finance business as it will expand our geographic presence in MENA (Middle East and North Africa). Beyond supply chain finance, a second initiative is the company’s foray into B2B micro lending through a collaboration with the e-commerce vendor Zomato. For Triterras, the world of micro lending through e-commerce partnerships is an exciting new opportunity that could potentially be scaled throughout the world. To summarize, both of these developments are an ideal fit with our mission, that is, to bring added liquidity to underserved markets through our advanced platform technology.

Turning to the future, we will work to accelerate revenue growth by increasing investment in our most promising opportunities, as well as improving our customer experience. We expect long term organic growth will come from attracting new lenders. Our aspiration is to attract general credit funds and multi asset funds to Kratos that will then make loans to borrowers on the platform. We strongly believe that the non-correlated asset class of trade finance lending offers extremely attractive risk adjusted returns to these funds, and in today’s uncertain interest rate environment, relatively short tenor trade finance loans protect lenders against long range interest rate volatility. Combined with the risk mitigation tools and transaction digitization efficiencies of Kratos, we believe we have a compelling value proposition for our targeted prospects. Accordingly, we continue to build out our senior level leadership of experienced institutional finance executives to lead our business development efforts of lender recruitment. Working hand in hand with our Origination teams, the Distribution team brings a compelling value proposition to potential new market entrants.

Our plan is to continue to grow MSME and mid-sized corporate clients, while maintaining large corporate clients relationships in a relatively similar manner as in prior years. We expect to maintain our customers who originate from geographies where we currently have a strong presence (i.e., Southeast Asia, Middle East, and India.) We intend to strategically expand our geographic scope of origination to not only include opportunities in our emerging markets sweet spot, but also include opportunities in Europe. The next phase of expansion plans is to scope origination in Africa and North America to complement existing geographies. We believe that these growth strategies, combined with an expected normalization and recovery of the trade and trade finance industries, positions Triterras to resume its growth goals in future years.

We have pride in the team we have built at Triterras. Over the last 18 months, we have made a number of strategic hires within legal, origination, technology, business development and finance to strengthen and deepen our bench as we look to scale our Kratos platform and drive long-term shareholder value. We are also proud to note that, as of June 2022, 52% of our professional employees are women. These hires all have deep experience in their respective fields, and we are grateful for their contributions to Triterras and excited about their future contributions.

TRITERRAS, INC. Headquarters at 9 Raffles Place #23-04 Republic Plaza Singapore 048619	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

Environmental, Social and Governance (“ESG”) is playing an increasingly central role in business. Standards are evolving quickly and regulators – and customers – are paying close attention. Operating sustainably and reducing environmental impacts is a top priority for Triterras and is discussed regularly by our Board of Directors. The digital technology sector is known to be a potentially significant contributor to the reduction of global emissions by 2030. For this reason, we are diligently working to optimize sustainability products and bring meaningful impact for our customers and investors on the Kratos platform. In May 2022, we retained Diginex, a leading sustainability firm, to advise on ESG implementation, integration and reporting at Triterras.

Unequivocally, Triterras is committed to good governance. Over the past few months, our leadership team has worked extensively on a comprehensive Governance Enhancement Plan to ensure an effective, transparent, and consistent infrastructure that operates with integrity. A Risk Committee of the Board of Directors has been established to oversee risk management procedures and compliance monitoring processes. The Nominating and Corporate Governance Committee has oversight on our newly formed multi-disciplinary ESG team comprised of senior leaders from different organizational departments. This team is responsible for educating employees on the importance of our performance and to ensure all Triterras personnel are fully engaged with adoption of our commercial and social responsibilities.

Company culture and purpose matter greatly. We are immensely proud to be part of a business that supports fair and open markets. We take pride in working for a company with a commercial mission that continues to evolve in support of a sustainable, inclusive and trustworthy future and our stepped-up efforts include the investment of additional staff to support compliance activities associated with being a public company. We consider our added staff expenses as an important foundation upon which we are building, and will further develop in FY2023.

Overall, Triterras’ business model is that of a ‘world positive’ social impact. Additional trade finance lending is a critical economic accelerator in emerging market economies. Our very core mission serves the common good. To that point, we recognize we are living in a time of great geopolitical uncertainty, but we will succeed by staying true to our core values.

Improving productivity and profitability has been an important part of our strategy, while at the same time, we continue to invest in future growth initiatives. Business has to be resilient and capable of adapting to major disruptions. At the heart of all this, we are globalists who embrace uniqueness, fostering innovation and collaboration.

Thank you to our shareholders, our customers, our employees and to fellow Directors, for your continued support. We are truly proud of what our organization stands for and what we have delivered, but we are even more excited for what the future holds for Triterras. We believe that year four of our business is going to be a big one for driving growth and expanding reach.

Srinivas Koneru

Founder, Executive Chairman & CEO

TRITERRAS, INC. Headquarters at 9 Raffles Place #23-04 Republic Plaza Singapore 048619	(T) +65 6661 9240 (F) +65 6661 9249 (W) www.triterras.com Registration No. 360185

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to the development of the business and global economy, future product offerings, growth plans, and strategy. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the risks and uncertainties set forth under “Risk Factors” in Triterras’ Form 20-F filed with the SEC on June 28, 2022 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based, except as otherwise required by applicable law.